Exhibit 17

HF FINANCIAL CORP.
[Logo Omitted]

November 3, 2011

VIA E-MAIL AND OVERNIGHT COURIER

Mr. Richard J. Lashley
2 Trinity Place
Warren, NJ  07059

Re:           Proxy Contest

Dear Mr. Lashley:

As you know from our previous communications, we have been concerned about the regulatory issues arising from your previous proposals and conduct.  We have reviewed your recent communications regarding your decision to solicit proxies for only John Palmer and your position that the election of a single nominee of PL Capital, together with your other actions, would not violate the Federal Reserve Board’s control regulations.  In an effort to avoid further expense and distraction to both parties resulting from this proxy contest, we would be willing to expand the board of directors of HF Financial Corp. to seven members and appoint your nominee to the newly created seat at the first board meeting following the annual meeting.  In return, we would expect your support for our two candidates.  Please let me know if you would like to pursue this further.

Sincerely,

/s/ Michael Vekish

Michael Vekish
Chairman

P. 0. Box 5000 • Sioux Falls, South Dakota 57117-5000
Phone (605) 333-7556 • Fax (605) 333-7621